

August 8, 2012

<u>Via E-mail</u>
Kristian Schiørring
Chief Executive Officer
Bioflamex Corporation
Christiansvej 28
2920 Charlottenlund, Denmark

      Re: Bioflamex Corporation
               Form 8-K
               Filed July 24, 2012
               Response dated July 31, 2012
               File No. 000-53712

Dear Mr. Schiørring:

      We have reviewed your response to our letter dated July 27, 2012. You have not provided sufficient explanation to support your belief that you do not meet the criteria of a shell company. We continue to believe that your operations are nominal based upon the nature of the expenses reflected in your statements of operations and the discussion of the description of your business operations provided in Note 3 – Intangible Assets on page F-9 of your Form 10-K for the year ended February 29, 2012.

      We also mentioned in our letter that you appear to have over-valued the intangible assets acquired in January 2011. You state the intangible assets were valued according to both the guidance of SAB Topic 5.G. and FASB ASC 350. These standards address the valuation of assets under two different scenarios and are not interchangeable. Please select the one standard that you believe applies to your transaction and explain to us why you believe the initial valuation was appropriate. Further, please explain to us the basis for your conclusion that the carrying value of the intangible assets was recoverable as of the end of fiscal 2012 considering you have yet to recognize revenue, are incurring net losses and losses from operating activities. We also note the going concern qualification in the auditor's report covering the 2012 financial statements.

      You may contact Ronald E. Alper at (202) 551-3329 if you have any questions.

               Sincerely,

               /s/ James Lopez (for)

               John Reynolds
               Assistant Director

cc: Scott P. Doney, Esq.